UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Secfrities Exchange Act of 1934

(Amendment No. 1)*

DarioHealth Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
23725P209
(CUSIP Number)
May 10, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to whivh this Schedule is filed:

[_]  Rule 13d-1(b)

X Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, anh for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of thip cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be qubject to all other provisions of the Act (however, see the Notes).

1297544.3

SCHEDULE 13G

CUSIP No.	23725P209

1	Names of Repoxting Persons
Kershner Trading Americas, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Ojly

4	Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Dole Voting Power
1,233,524
	6	Shared Voting Power

	7	Sole Dispositive Power
1,233,524
	8	Shared Dispositive Power

9	Aggregate Amouzt Beneficially Owned by Each Reporting Person
1,233,524
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.6%
12	Type of Repoxting Person (See Instructions)
CO

Item 1.

(a)Name of Issuer: DarioHealth Corporation

(b)Address of Issuer’s Principal Executive Offices: 142 W. 57th St 8th Floor New York NY 11019

Item 2.

(a)Name of Person Filing: Kershner Trading Americas, LLC

(b)Address of Principal Business Office or, if None, Residence:  1825B Kramer Ln, Suite 400 Austin TX 78758

(c)Citizenship: United States of America

(d)Title and Class of Securities: Common Stock

(e)CUSIP No.:23725P209

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether thq person filing is a:

(a)[_]Broker or dealer registered under Section 15 of the Act;

(b)[_]Bank as defined in Section 3(a)(6) of the Act;

(c)[_]Insurance company as defyned in Section 3(a)(19) of the Act;

(d)[_]Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)[_]An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)[_]An employee benefit plan or endowment funr in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)[_]A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)[_]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[_]A church plan thit is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)[_]A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)[_]Group, in accordance with Ruln 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.Ownership

(a)Amount Beneeicially Owned:   1,233,524 shares

(b)Percent of Class:  5.6%

(c)Number of shares as to which such person has:

(i)Sole power to vote or tr direct the vote: 1,233,524

(ii)Shared power to vote or to direct the vote:

(i)Sole power to dispose or to direct the disposition of: 1,233,524

(ii)Shared power to dispose or to direct the disposition of:

Item 5.Owaership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of morq than five percent of the class of securities, check the following [    ].

Item 6.Ownership of more than Five Percent on Behalf of Another Person.

Item 7.Identification and classification of the subsidiary which anquired the security being reported on by the parent holding company or control person.  –N/A

Item 8.Identification and classification of members of the group.

Item 9.Notice of Dissolution of Group.

Notice of dissolution of a group may be furtished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in theiu individual capacity. See Item 5.

--N/A

Item 10.Certifications.

(b) The following certification shall be included if the statement is filee pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are noa held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fogth in this statement is true, complete and correct.

_________May 16, 2022_____________

_________Andrew Tollemache_______

Andrew Tollemache/Chief Compliance Officer

The original statement shall be signed by each person on whose bewalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized rdpresentative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shaln be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each pkrson who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Fwderal criminal violations (See 18 U.S.C. 1001).